GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Date: May 5, 2022

US Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

U.S.A.

Dear Sirs or Madams,

Re: GVBT Form 10-K for the year ended December 31, 2021

Green Vision Biotechnology Corp. (“GVBT”) received a comment letter from the Securities and Exchange Commission (the “SEC”) related to the filing mentioned above. The SEC requested that GVBT respond to the comments through filing of a 10-K/A by May 16, 2022. GVBT requested an extension to May 30, 2022. The SEC granted such extension. GVBT plans to file the subject 10-K/A on or before May 30, 2022.

Should you have any further queries, please do not hesitate to contact the undersigned at +852-2913 9930/+852-9492-9967, or our legal representative in the USA, Mr. Matthew McMurdo, McMurdo Law Group, LLC, at 917-318-2865.

Thank you for your kind attention.

Yours sincerely,

For and on behalf of GREEN VISION BIOTECHNOLOGY CORP.

/s/ Lam Ching Wan, William
Lam Ching Wan, William
Chief Executive Officer
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